EXHIBIT F-2

June 18, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Xcel Energy Inc.
Application/Declaration on Form U-1, File No. 70-10096 (the “Application”)

Dear Sir or Madam:

     Xcel Energy Inc. (“Xcel Energy” or “Applicant”) applied for and received from the Securities and Exchange Commission (the “Commission”) the authority to declare and pay two quarterly dividends of up to $152 million out of capital and unearned surplus, all as more fully described in the Application. On June 11, 2003, the Board of Directors of Xcel Energy declared regular quarterly dividends on all series of outstanding preferred stock of Xcel Energy, payable on July 15, 2003 to shareholders of record on June 30, 2003 (the “Transaction”).

     I am a member of the bar of Minnesota, the place of organization of Xcel Energy. I am not a member of the bar of any other state of the United States and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel to the Applicant who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained directly or indirectly by the Applicant.

     In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application.

     The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

     (1)  The Commission duly entered an appropriate order with respect to the Transaction, as described in the Application, permitting the Application to become effective under the Act and the rules and regulations thereunder.

     (2)  No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

     Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, with respect to the Applicant and each of its subsidiaries and associate companies:

     (a)  all state and federal laws applicable to the Transaction were complied with;

     (b)  the Transaction was carried out in accordance with the Application and applicable law;

     (c)  Xcel Energy is validly organized and is duly existing; and

     (d)  the Transaction does not violate the legal rights of the holders of any securities issued by the Applicant or any of its subsidiaries and associate companies.

     I hereby consent to the filing of this opinion with the Securities and Exchange Commission.

Very truly yours,

/s/ Gary R. Johnson Gary R. Johnson Vice President and General Counsel